Mail Stop 3561

November 19, 2007

Shane Whittle, Chief Executive Officer
Global Industries Corp.
Suite 386 – 1917 W. 4th Ave.
Vancouver, British Columbia
Canada V6J 1M7

> **Re: Global Industries Corp.**
> **Registration Statement on Form SB-2**
> **Filed October 23, 2007**
> **File No. 333-146883**

Dear Mr. Whittle:

We have limited our review of your filing to those issues we have addressed in our comment. Where indicated, we think you should revise your document in response to our comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Section (a)(2) of Rule 419 defines a blank check company as a company that is issuing penny stock that is "a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity." In discussing this definition in the adopting release, the Commission stated that it would "scrutinize…offerings for attempts to create the appearance

that the registrant…has a specific business plan, in an effort to avoid the application of Rule 419." See Securities Act Release No. 33-6932 (April 28, 1992).

It appears that your Chief Technical Officer, Jason Freeman, may be acting President of Lifestyle Innovations and Vice President of Interim Capital Corp., public companies that have stopped reporting or are not current in their reporting obligations. It further appears that the business of these two companies may be commensurate in scope with the uncertainty ordinarily associated with a blank check company. Given that you have no employees and your officers spend approximately 10 hours a week on your business, you have no sales and minimal assets to date and at least one of your websites is not operational, it appears that your business may also be commensurate in scope with a blank check company. In light of this track record, please explain supplementally, with a view to disclosure in your filing, why Rule 419 of Regulation C does not apply to you. Alternatively, please revise your disclosure throughout your registration statement to comply with Rule 419.

***

As appropriate, please amend your registration statement in response to our comment. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Scott Anderegg, Staff Attorney at (202) 551-3342, Ellie Quarles, Special Counsel, at (202) 551-3238 or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: David M. Loev, Esq.
    The Loev Law Firm PC